

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

20 December 2005


06010031
PROCESSED
JAN 05 2006
THOMSON
FINANCIAL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.



RECEIVED
2006 JAN -3 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paula Jane Dwyer
Date of last notice	2 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	10,000 ordinary shares in Tabcorp Holdings Limited ("ordinary shares") held indirectly by Roble Pty Ltd as trustee for the Happell Family Trust
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	20 December 2005
No. of securities held prior to change	8,000 ordinary shares held indirectly by Roble Pty Ltd as trustee for the Happell Family Trust
Class	Ordinary shares
Number acquired	2,000 ordinary shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.47 per ordinary share
No. of securities held after change	10,000 ordinary shares held indirectly by Roble Pty Ltd as trustee for the Happell Family Trust

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.




Tabcorp
the bigger better game

21 December 2005

New Chief Executive of Casinos Division appointed

Tabcorp today announced the appointment of Walter Bugno as the new Chief Executive Casinos in a move to continue business growth and focus on customer service across its hotel, casino and convention and exhibition centres in Australia.

Mr Bugno, 45, replaces David Banks, who is leaving Tabcorp to pursue other business interests. Mr Bugno will focus on generating revenue growth, enhancing customer service and strengthening the alignment of Tabcorp's hotel and casino properties and convention centres in Queensland and New South Wales. He will share his time between Brisbane and Sydney.

Tabcorp's Managing Director and Chief Executive Officer, Matthew Slatter, thanked David Banks for his significant contribution to the company. "David played an outstanding role in the merger and integration of Jupiters Ltd and has done a terrific job bringing the casino businesses together. I want to thank David for the leadership role he has taken in helping to position Tabcorp as Australia's premier gambling and entertainment company."

Mr Bugno has held various senior executive positions with companies recognised for their achievements in delivering great products and services for their customers, most recently President Asia Pacific for Campbell Arnotts Limited. He is a former Managing Director Australia of Lion Nathan Limited and is Chairman of the Sydney Football Club. Walter has a Bachelor of Commerce and Master of Commerce from the University of NSW. He takes over the Casino division role in the new year, subject to all regulatory approvals.

"Walter Bugno is one of Australia's most experienced customer service strategists with particular expertise in establishing innovation as a key in identifying current and future customer needs and responding to them," Mr Slatter said.

"He knows the value of building customer loyalty and has a tremendous appreciation of strong brands in the market place.

"Walter will bring that focus to our Casinos Division to further drive our efforts to surprise and delight our customers with world-class gambling, entertainment, leisure and hospitality products."

Tabcorp operates the Star City Hotel and Casino in Sydney and the Conrad Jupiters, Conrad Treasury and Jupiters Townsville hotel and casino properties in Queensland. More than 50,000 people visit these properties every day. Tabcorp manages the Gold Coast Convention and Exhibition Centre and has an interest in the Townsville Entertainment and Convention Centre.

For more information, please contact:
Bruce Tobin, General Manager Corporate Affairs
(03) 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639